Exhibit 99.1

HUYA Inc. Announces Change to Board Composition

GUANGZHOU, China, March 23, 2020 (PRNewswire) – HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced that Mr. Lei Zheng has been appointed by Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”), as a successor director to serve on Huya’s board of directors, replacing Mr. Xiaoyi Ma, effective March 23, 2020. Mr. Xiaoyi Ma no longer serves as a director of Huya following this substitution.

Mr. Zheng currently serves as the general manager of the user platform department of Tencent. Prior to that position, Mr. Zheng served as the assistant general manager of the interactive-entertainment-operation of Tencent from 2012 to 2018. Mr. Zheng received his bachelor’s degree in chemical engineering from Tsinghua University in China.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

For more information, please visit: http://ir.huya.com.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com